FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, OR 97070

May 24, 2010

Ms. Claire Erlanger

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FLIR Systems, Inc.

Form 10-K for the year ended December 31, 2009

Filed February 26, 2010

File No. 000-21918

Dear Ms. Erlanger:

This responds to your letter dated May 10, 2010 regarding the above referenced report and schedule. Set forth below are the Company’s responses to the comments contained in your letter. We have included each of your comments immediately preceding our response thereto.

Note 2. Accounting for Convertible Debt, page 46

We note that your response to our prior comment number 4 but are still somewhat unclear as to how the amount of the equity component disclosed in Note 2 on page 47 of $(119,724) at December 31, 2009 was calculated or determined. Please tell us the market value of the stock that was issued at conversion of the convertible debt during 2009 and the market value of the notes that were converted during the period and please explain how each of these amounts relates to the $128,417 amount reflected in the statement of changes in shareholders’ equity on page 36 in the line item “conversion of convertible debt.” We may have further comment upon receipt of your response.

Company Response:

The market value of the stock issued at the time of conversions during 2009 was $245,172,000 and the estimated fair value of the notes converted during 2009 was $125,760,000, resulting in a reduction in the equity component of $119,412,000. The estimated fair value of the debt component was determined using an income approach by discounting future cash flows through June 2010, the expected redemption date, using market rates on each respective conversion date. The market rates for 2009 conversions ranged from 7.25% to 8.00%. The following table summarizes the changes in equity during 2009 due to debt conversions that is reflected in the line item “conversion of convertible debt” in the statement of changes in shareholders’ equity on page 36 of the Form 10-K (in thousands):

Fair market value of stock issued on conversion dates	$245,172
Excess of fair market value of stock issued over the fair value of debt	(119,412)
Tax impact of debt conversions	2,623
Other	34

Total change in equity during 2009 due to debt conversions	$128,427

The equity component of the convertible notes at December 31, 2009 was determined as follows (in thousands):

Value of equity component, net of issuance costs, at time of issuance	$34,540
Excess of fair market value of stock issued over the fair value of debt in 2008	(34,221)
Excess of fair market value of stock issued over the fair value of debt in 2009	(119,412)
Other	(631)

Carrying value of equity component at December 31, 2009	$(119,724)

Note 8. Intangible Assets

We note your response to our prior comment letter under number 5 but continue to believe that the disclosures previously required by paragraph 44 of SFAS No. 142 (as now codified in ASC 350-30-50-1) are required for intangible assets acquired either individually or as a part of a group of assets in either an asset acquisition or business combination. Accordingly, we do not believe that your response or your existing disclosures adequately addressed the concerns raised in our prior comment. As indicated in our prior comment, we note from the disclosure included in Note 8 that the Company recognized $17,134 of identifiable intangibles in connection with its 2009 acquisition transactions. Please tell us and revise the notes to your financial statements in future filings to disclose the nature and amounts of the intangible assets recognized in these acquisitions along with the weighted average amortization period over which they are being amortized to expense. Refer to the guidance outlined in paragraph 50-1 of ASC 350-30-50.

Company Response:

We acknowledge the requirements of ASC 350-30-50-1 are required for intangible assets acquired either individually or as a part of a group of assets in either an asset acquisition or a business combination. In future filings, we will disclose material intangible assets acquired, including the nature and amounts along with the weighted average amortization period, in accordance with the guidance outlined in paragraph 50-1 of ASC 350-30-50.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FLIR Systems, Inc.

By:	/s/ Stephen M. Bailey
Stephen M. Bailey
Senior Vice President, Finance and Chief Financial Officer